Exhibit 99.5
Earnings Call

"Infosys Limited

Earnings Conference Call"

July 20, 2023

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo
VP, Financial Controller & Head of Investor Relations

journalists

Kawaljeet Saluja

Kotak

Yogesh Aggarwal

HSBC

Ankur Rudra

J.P. Morgan

Apurva Prasad

HDFC Securities

Kumar Rakesh

BNP Paribas

James Friedman

Susquehanna

Abhishek Bhandari

Nomura

Moshe Katri

Wedbush Securities

Mukul Garg

Motilal Oswal Financial Services

Surendra Goyal

Citigroup

Prashant Kothari

Pictet

Bryan Bergin

TD Cowen

Nitin Padmanabhan

Investec

Vibhor Singhal

Nuvama Equities

Moderator

Ladies and gentlemen good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, sir.

Sandeep Mahindroo

Hello, everyone, and welcome to Infosys earnings call for Q1 FY '24. Joining us here on this call is CEO and MD, Mr. Salil Parekh, CFO, Mr. Nilanjan Roy and other members of the senior management team. We will start the call with some remarks on the performance of the company for the quarter by Salil and Nilanjan, subsequent to which the call will be opened up for questions.

Kindly, note that anything which we say that refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Salil.

Salil Parekh

Thanks Sandeep. Good evening, and good morning to everyone on the call. Thank you for joining us.

We had a strong quarter in Q1. Our Q1 growth was solid at 4.2% year-on-year and 1.0% quarter-on-quarter in constant currency. We had 21% growth in manufacturing, 14% in Life Sciences. Our Europe region grew by 10%. Our operating margin for the quarter was strong at 20.8%. We generated robust free cash flow of $699 mn in Q1.

Our large deal value for Q1 was $2.3 bn, 56% of this was net new. We had one mega deal win in Q1. Our value of deals of financial services was 50% of the overall large deal value in Q1. We announced a mega deal of $2 bn value after the close of Q1 and before our results, before today. With a strong large deal and mega deal wins, we are building well for the future. Our pipeline of large deals is strong and we continue to have megadeals in our pipeline.

We are delighted that Topaz, our AI and generative AI platform is resonating well with our clients. We are working on 80 generative AI projects for our clients at this time. The work we are doing encompasses large language models for software development, text, document, voice and video.

Internally, we have developed generative AI tools using an open-source model for software development. We are working with open-source and proprietary generative AI platforms and modules. We have trained 40,000 employees on generative AI. We see opportunities for new work and for productivity improvements through this technology. All of these elements are available within our Topaz set of capabilities. We see this area of generative AI and Topaz being really transformative for our clients.

As we look ahead with the large and mega deal successes and our strength in cost efficiency, automation and consolidation, we feel confident. In the short term, we see some clients stopping or slowing down work on transformation programs and discretionary work. This is especially so in financial services, in mortgages, asset management, investment banking and payments and in the telecom industry. We also see some impact in the hitech industry and in parts of retail.

Even as we won two mega deals recently and have a strong pipeline of large and mega deals, we will see revenue from some of these and other large deals towards the later part of our financial year. Keeping that in mind, we are changing our revenue growth guidance for this financial year to growth of 1.0% to 3.5% in constant currency.

As a consequence of our mega deal wins, overall traction in cost efficiency, automation, a differentiated digital cloud and generative AI capabilities, we are well positioned for the medium term and especially towards the end of our financial year and the period after that.

We have launched a broader and comprehensive margin expansion program. The program will work across five areas: pyramid efficiency, automation and generative AI, improvements in critical portfolios, reducing our indirect costs and communicating and deriving value across the portfolio.

Our senior leadership is mobilized on this. We're working on this program with our clients, our employees and partners, and we're taking steps for the short, medium and long term, while keeping the overall strategic direction of the company in mind. We have an ambition to improve our operating margin in the future periods. Our operating margin guidance for the financial year remains unchanged at 20% to 22%.

With that, let me hand it over to Nilanjan.

Nilanjan Roy

Thanks, Salil. Good evening, everyone, and thank you for joining the call.

We entered FY '24 on the backdrop of uncertain macroeconomic environment with clients reassessing the IT spend and continue to focus on cost and efficiency programs.

Q1 revenue growth was 4.2% on a Y-on-Y basis in constant currency. Sequentially, revenue grew by 1% in constant currency and 1.4% in dollar terms.

Operating margin for Q1 was 20.8%, 20 basis points lower sequentially. This was primarily due to a 70 basis points of benefit from cost optimization, including utilization and automation, which was offset by a balanced 90 basis point impact from employee-related costs, including higher variable pay, promotions, etc.

Client metrics remained strong with the number of $50 mn clients increasing to 79 and $200 mn clients at 15, reflecting our strong ability to mine top clients by providing them multiple relevant services.

Headcount at the end of the quarter stood at 336,000 employees, which is a decline of 2% from the previous quarter. A substantial portion of attrition has been backfilled by training and reskilling existing pool of talent and deployment of freshers. Consequently, our utilization excluding trainees improved to 81.1%, which has further headroom for growth. We will calibrate the hiring for FY '24 based on available pool of employees, growth expectations and attrition trends.

Free cash flow for the quarter was robust at $699 mn and the conversion to net profit for Q1 remained strong at 96.6%, led by strong collections. DSO increased by one day sequentially to 63. Consolidated cash and equivalents stood at $4.5 bn at the end of the quarter. This is before the payout of final dividend that happened in the first week of July.

EPS grew by 6.6% in dollar terms and 12.4% in rupee terms.

Yield on cash balance was 6.71% in Q1.

ROE increased to 32.8% in Q1, a 1.8% increase year-on-year, which is a reflection of our strong cash generation and capital allocation policy.

Large deal momentum continued and we signed 16 large deals in Q1; TCV was $2.3 bn with 56% net new. 3 deals reach were in FS, EURS and communication; 4 in retail; 2 in manufacturing and 1 in Life Sciences vertical. Region wise this split by 11 in America, 4 in Europe and 1 in ROW.

Coming to vertical segment performance.

Financial services vertical witnessed continued softness in areas like mortgage, asset management, investment banking, cards and payments. Large and super regional banking clients in US have been resilient during this quarter. Large banking clients are focusing on vendor consolidation, cost takeout and self-funding transformation programs. Many financial institutions are looking at outsourcing the non-core business that includes taking away existing employees across technology and operations. While delayed decision-making is impacting the vertical, our recent deal wins and the strong pipeline will help create momentum and opportunity for future growth.

In retail, cost efficiency and consolidation continues to remain top priority for our clients. There is intense focus on leveraging AI to accelerate digital transformation for enhanced customer and employee experience, predictive analytics and real-time insights. While decision cycles are long, large deal pipelines remain healthy in infra, apps and process modernization, cloud and workload migration.

Communication sector is witnessing continued impact from budget cuts, delayed decision making for newer spend and slow ramp-up. Growth challenges for the clients persist due to increasing opex pressures. Cost optimization and vendor consolidation are top priority for clients who are open to innovative solutions and are asking for AI to amplify productivity. OEM clients are showing greater interest in revenue-generating services, decreased time to market, increased product quality and improved customer experience. Large deal pipeline in this vertical remains very healthy.

Outlook for the energy, utilities, resources and services vertical continues to be positive, though there slowdown in decision-making. Energy clients are coming to us for large-scale transformation programs such as digital capabilities for energy transition and journey to net zero. Utilities clients are focused on in-flight transformation programs or those required for regulatory compliance. Service clients are focused on consolidation and M&A, cloud cost optimization and legacy transformation. Our investment in industry cloud and solutions in the energy transition area had helped us differentiate in these sectors to win multiple deals and build a very strong pipeline.

Manufacturing clients are focusing on controlling the spend and awarding deals which are focused on differentiation. Despite the volatile environment, deal pipeline is strong. Areas like, engineering, IoT, supply chain, cloud, ERP and digital are seeing increased traction. There is a need to increase paper migration to cloud, increasing productivity by transforming to smart factories and transitioning to smart products. We are seeing opportunities across auto, aerospace and industrial.

We have revised our revenue growth guidance for FY '24 to 1.0% to 3.5% in constant currency terms. This is due to lower-than-expected volumes, due to ramp-down in discretionary spend, coupled with lower mega deal volumes arising from delayed timing and longer ramp-up times due to regulatory approvals and transition.

Margin guidance remained at 20% to 22% for FY '24. We continue to aspire for higher margins over the medium term with the razor-sharp focus on cost optimization and efficiency improvements. As Salil mentioned, we have launched a new margin maximization program across the five pillars comprising over 20 tracks.

With that, we can open up the call for questions.

Moderator

Thank you very much. We will now begin the question-and-answer-session. The first question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

Yeah, hi. Thank you. You know, my first question is the fact that in the prepared remarks, both Nilanjan and Salil, both of you mentioned that the guidance cut is partly due to a delay in volumes or the delay in timing of mega deals. But as far as I remember, your guidance at the lower end was not predicated on mega deal closures, which is 4%, and 7% was predicated on mega deal closures and volumes flowing through.

So I'm just trying to understand, if you can just delayer your guidance, you know basically just highlight what percentage of the cut is attributable to your perception of change in view in the external environment and what percentage is really the delayed signing of mega deals here?

Nilanjan Roy

Yes. So Kawal as you know, there was a guidance of 4% to 7%. Of course, the higher end of the guidance had a larger amount of the mega deals. And the 4%, of course, was predicated a lot on the base volumes, which by default would be in quarter 1, quarter 2. And this is where we have seen discretionary spend cuts in quarter 1 in some clients, and of course, in Q2 as well, some of that softness continues.

As you know, if you have to meet the year, quarter 1 and quarter 2 are very critical for that really to happen. So fundamentally, that is the base reason. As we exit the year, of course, at the higher end, there was the impact of mega deals and our guidance on both ends have come down. And one more reason is that the top-end has come down is also largely also due to the delay in mega deals signing and the transition time. But the pipeline, as Salil said is very healthy. We got two deals under the belt, and we are as confident as we exit the year.

Kawaljeet Saluja

But Nilanjan, just to try to know, when you basically spoke in the last quarter, you did highlight that 1Q would be weaker and we expect pickup in 2Q, whereas right now you are saying that 1Q and 2Q are strong quarters. I'm just trying to understand the disconnect in commentary.

The second part to the question Nilanjan is that, two consecutive quarters, two consecutive misses. I guess last time around as well, there were a lot of pushback saying that the environment has deteriorated and how you built any extra cushion into your guidance, etc. So what are your learnings in the last two quarters? And what are the steps you have taken to ensure that the forecasting process is a little bit more robust than what the guidance cut in the last two quarters indicate?

Nilanjan Roy

Yeah. So Kawal see, when we give the guidance, we see the outlook at that point of time. We have a semblance of what is a pipe. We assume some convertibility. There is an existing book of business. But like I just said, in Q1, from a sequential basis, we are lower than where we thought we would end up to be, right?

Because like I said, Q1 and Q2 was critical for us to meet that guidance. And we have seen these discretionary cuts in clients in some sectors which we have just called out. And that is, what I would say, the base business. And on the other side, there is the mega deal impact. We have got a good pipeline and some of these deals which was supposed to kick-in earlier, are getting delayed later into the year as we speak.

Kawaljeet Saluja

Okay, that is clear. Just a final comment on how the pipeline after the conversion of the $2 bn mega deal as such? Can you just comment on the pipeline? That will be useful.

Salil Parekh

So Kawal, this is Salil. The pipeline, we still have a good pipeline of both large deals. We have some mega deals in the pipeline as well. We see a lot of the work that we are doing on cost, on efficiency, automation, in consolidation those are tracking well with clients. There are some transformation programs which are funded from within the cost efficiency those are also something that we are tracking through. So we do see with the two mega deals signed, a good pipeline today of large deals and we have mega deals in the pipeline as well.

Kawaljeet Saluja

Right. And just one thing, is the upper end of the guidance band in any way predicated on future mega deal closures, or it's based on the deals closed up to now?

Salil Parekh

So here, the way we have built this guidance, or our view of the 3.5% is based on what we have closed today in large and mega deals, and then we have a way of estimating based on what we see into the future as an aggregate, not as a one-off, or not as a binary discussion, but in aggregate with what we see as the probabilities and also the probability of when that work will transition and the revenues are . So those are what we see in the pipeline and are baked into it.

Kawaljeet Saluja

Thank you.

Moderator

Thank you. The next question is from the line of Yogesh Aggarwal from HSBC. Please go ahead.

Yogesh Aggarwal

Yeah, hi. Thanks for letting me come. Salil, just a couple of questions. Firstly, on banking, your banking weakness has been there for a few quarters and now most other companies are showing weakness as well. Whereas if you look at the clients itself, most of their financial results, the tech commentaries and the data is not that weak. So where is the disconnect you think? Are they spending more with captives or smaller subcontractors? Where is this market share loss coming from?

Salil Parekh

Yogesh, I think, what we see in our financial services or banking part of financial services, there are different clients of ours that have different patterns in terms of their own pressures within their business. Some of our clients have had good results, but there are some which have had more difficult economic situations.

Also with a mix from geography between Europe, Asia Pacific, and US, when you break it down into specific sub-industry areas, when you look at asset management, when you look at investment banking, when you look at payments or mortgages, those are the ones where we are seeing the impact.

Our sense is, generally our clients are not spending on those projects. It is not that they are spending somewhere else. Typically, they are choosing not to spend at this time. And as the environment changes, we will see how that pattern changes.

Yogesh Aggarwal

Okay, thanks. And just a quick follow-up. The revised guidance now, at the lower end, I wanted to ask, you have already won few mega deals and the lower end of the guidance suggests almost negative or flattish growth for the next three quarters, which would also mean that for six quarters, seven quarters now, revenues would be flat. So what are the assumptions for the lower end of the guidance I wanted to know?

Salil Parekh

See, here as Nilanjan was sharing about the guidance, the approach is really focused on what we have seen in terms of volumes, discretionary projects in Q1 and an overlay then of the actual mega deals and large deals we have already won, and the estimate that we are looking at.

Some of those deals have start dates have moved out, whereas the volume and discretionary project slowing is still in quarter. So our view is based on how that plays out between those trends, we saw the 1% in terms of the lower end of the guidance when you combine that and then, of course, the high end we talked about earlier.

Yogesh Aggarwal

Great. Thanks, Salil. Thank you.

Moderator

Thank you. The next question is from the line of Ankur Rudra from J.P. Morgan. Please go ahead.

Ankur Rudra

Thank you. Salil, thank you for the updated guidance. I just wanted to get a sense of, obviously, the ask rate for the next three quarters has now moderated from, maybe it could have been 2% to 4%. With the same old guidance, it's 0% to 1.5% as discussed. Just curious about the discretionary cuts and the delays you referenced in your guidance change description. Has this happened more towards the latter half of the quarter? Has there been a linear change over the course of the quarter?

Salil Parekh

So there, Ankur, the way we have seen it is, there will be no difference in the pattern at the beginning or the end of the quarter. It is more focused on the industry that we referenced in our opening remarks between Nilanjan and me. We have seen in different places the discretionary work and some transformation work, where it has either slowed or stopped based on different industries.

Ankur Rudra

Okay. And also, I just want to get a sense of maybe asking this in a slightly different way. Obviously, the guidance change is quite drastic. Is this just the change in environment of spending over the course of the last three months? Or is this also a difference in the way you measure the likelihood of success of when the deals ramp-up, or the win rate of future deals? Just curious about that and if this guidance is more conservative anyway versus the last time you said it?

Salil Parekh

So there, it is a combination, as you pointed out, of the environment in terms of the discretionary or transformational projects in the quarter. And then some of the mega deals and large deals, we saw a delay in decision-making in closing and also delay or changes in the start time or ramp-up of the profile of that deal. We have actually not seen any change in the win rate. And in fact, internally, we had a good win rate in Q1, and we continue to see good traction, whether it is consolidation, cost efficiency on the win rate side.

Ankur Rudra

Appreciate that. Just one clarification, if you could. I know this $2 bn framework agreement that you referenced is the second large deal. Could you clarify if this is fully contracted? And is this type of deal historically also been disclosed in your TCV’s over the last few quarters or years?

Salil Parekh

This deal, while we have first made the announcement, and I'm sure you have seen, we have completed the contract signing of the deal, that is when the deal was announced. These types of deals were also included in the past within our large deal mix. Of course, in the past, there was no requirement of disclosing the specific values.

Ankur Rudra

Okay. Understood. Last question if I can. On margins, they were obviously flattish this time, it seemed like you have done well given what the growth has been. The five-point margin maximization plan you have highlighted, is this you playing offense or defense on margins? In other words, is Infosys confident of potentially expanding margins in F '24? Or is it more for margin defense because growth outlook does not look very strong, at least at the lower end of guide?

Nilanjan Roy

Yes. So like we said, I mean, this is a two-year program we have started. It is quite comprehensive. It is just not looking at cost, it is looking at portfolio. And this is now being led personally by Jayesh with 20 tracks, 30 leaders. Of course, our aspiration continues to be that we will aspire for higher margins than where we are today. So from that perspective, it is offensive -- on offense, I would say offensive, but on offense, this thing to increase our margins. That is the intent.

Ankur Rudra

Appreciate it, thank you, and best of luck.

Moderator

Thank you. The next question is from the line of Apurva Prasad from HDFC Securities. Please go ahead.

Apurva Prasad

Yes, thanks for taking my question. Salil, just wanted a broad further on the guidance. In the last quarter, you had referred to achieving top-end basis the strength of pipeline and factors that are binary. So are those binary factors still in the pipeline or converted but transition is taking longer? So what I am trying to get at is how should we really reconcile the change in revenue guide in the last three months between delay and volume cuts, which is as large as $600 mn?

Salil Parekh

So there, we have already announced two mega deals, which is a positive. We have large and mega deals in the pipeline. The way we have seen it is really the two points you mentioned, which is the volume discretionary work in quarter and the delay in the start of the realization, transition of some of the large and mega deals, those are what have translated to the change in the guidance.

Apurva Prasad

Any way that you could split those factors, how much of an impact would that have been?

Salil Parekh

We will not be in a position to quantify that further between those two, unfortunately.

Apurva Prasad

So okay. And just how would you characterize the business environment and your client conversations at the end of the quarter as compared to how it was at the beginning of the quarter?

Salil Parekh

So there, it is really, the way we see it is, our pipeline for large and mega deals is in excellent shape as we closed the quarter. We see good traction for mega deals and our large deals. The focus is much more when you are talking to clients on efficiency or cost or consolidation. We have a real traction with them. We see less discussions on digital transformation.

And then in general, across the client base for those industries that I referenced in the opening remark, we see where there are discretionary programs where the client feels that they can slow them or pause them for some time, we see that action. So those are the two sort of actions we are seeing. Very good traction, in fact, on the large and mega deals.

Moderator

Apurva, does that answer your question?

Apurva Prasad

Yes, thanks.

Moderator

Thank you. The next question is from the line of Kumar Rakesh from BNP Paribas Please go ahead.

Kumar Rakesh

Hi, good evening. Thank you for taking my question. My first question was more of a clarification. So can you just confirm the process of deciding the revenue growth guidance? Is it the same, which was last fiscal year versus this year? Or have you changed some of the assumptions for the processes that you follow?

Salil Parekh

Hi, Rakesh. This is Salil. So we have following the same approach that we followed over the last several years as we build our outlook or our guidance that we share with the market.

Kumar Rakesh

Great. Got it. Thanks. My second question was on the margin side. So this quarter, we had a slight decline on the margin sequentially. Now wage hike is yet to be given out. So how confident are you on holding on to the current margin or the margins which we had last year? And the cost saving program also you are going to start running? Or there would be more of headwinds than tailwinds on the margin side?

Nilanjan Roy

As you saw my margin walk, we had a 70 basis points benefit from utilization, cost optimization. So we are seeing the tailwinds of that. And the big part of that, we actually put back into employee-related compensation, which is variable pay, that is a big part - promotion. So it is not that we are losing that to the market. That is a conscious decision for us to plow it back towards employees.

So as we look ahead, we are actively considering compensation hikes, we announced this as well at press conference earlier. And the new program that kicks-in, we think in optimization will give us the necessary tailwinds to be well within the margin guidance band.

Kumar Rakesh

Thanks for that. My last question was around the volume commentary which you gave. So last quarter in April when we had the discussion. You had talked about that volume through the quarter, you were seeing signs of improvement. However, in this quarter, you have seen performing much below your expectation. So which are specific pockets you are seeing the weakness specifically? Is it more client specific or the entire industry working a much sharper weakness?

Nilanjan Roy

It is a client-specific, like this time iIn fact, we saw slightly more resilience in the US-based clients. Europe turned out to be slightly weaker. So it is very client specific actually across. I mean, it is sort of a leaking bucket in a number of clients. There is no large drop-off. And this is largely with the discretionary part. So it is some programs which can be pulled back and are discretionary in the nature, those are the ones we are seeing.

Kumar Rakesh

Thanks for that.

Moderator

Thank you. The next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

Hi, thank you. Salil, I think many investors are wondering, so I appreciate your thoughts. Does it seem to you that the soft demand was primarily due to macro factors, which are presumably temporary? Or is it potentially something more profound like perhaps related to the relevance of services or mindshare? So is this just macro it is going to go away, or is it a question of services in itself?

Salil Parekh

So this is Salil. Thanks for the question. The way we see it today, we see this demand environment, especially on discretionary, that we have been discussing so far, as a function of the macro environment. We can see, for example, if you look at different industries, manufacturing growing at 21%, other industry is doing well, whereas financial service is weaker. So our service portfolio, we believe, works well.

We have already transformed the company, moved it predominantly into a digital business. We are very strong on cloud with our cobalt offering. And now with generative AI and broadly with AI, we have launched our Topaz offering.

My sense is that those are resonating well with clients. And the places where we see the constraints have been more with the macro. Even some of the large and mega deals we are winning, we are winning against a fairly intense competition where we are demonstrating our capabilities, whether it is on transformation or on cost or efficiency or consolidation.

James Friedman

Okay, thank you for that context, Salil. I will drop back in the queue.

Moderator

Thank you. The next question is from the line of Abhishek Bhandari from Nomura. Please go ahead.

Abhishek Bhandari

Yeah. Thank you. I have two questions. First of all, Salil, congrats to you for this $2 bn mega deal. And if you could share some more details around this project given that it is probably the largest you announced anywhere globally. Is it pure services deal? Or there is an element of any hardware purchase along with it? And do you think this will get into revenue translation more in the second half of this year?

Salil Parekh

So thanks for the question. On this specific deal, what we have shared in the public domain is as per the filing with the stock exchange. It really focuses on work that we are doing related to AI and automation-led development, modernization and maintenance services. We do not have anything more to add to that comment.

Abhishek Bhandari

Sure. And do you think this goes into revenue translation in second half?

Salil Parekh

Yes. So again, there, we do not have anything more on the specific deal. It is more about the general comments that we have talked about the large and mega deals. We do see, in general, across our large and mega deals, the revenue coming through in terms of the transitions and revenue realization more towards the later part of the year.

Abhishek Bhandari

Got it. Thank you Salil for that. Nilanjan, my final and second question is to you. So you commented that the salary hikes are under active consideration. So do you think this year, the hike cycle could differ compared to a usual cycle? And it could be more linked to when the growth comes back, we probably will be in a better position to give the hikes for employees?

Nilanjan Roy

So like I said, we are considering everything. Nothing to add more than that really in terms of timing or anything like that.

Abhishek Bhandari

Okay, got it. Thank you and all the best.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

So far, Europe has really been holding up well, much better than the US. Can you talk a bit about what you are seeing in Europe, maybe areas where you are seeing some strength in terms of verticals? I am assuming the UK is a big part of it. And if that trend continues based on what you are seeing, i.e. is Europe still holding in there or is it also slowing down? That is my first question, thanks.

Salil Parekh

So thanks to your question. This is Salil. We saw good traction, and we have seen that over the last several quarters in Europe, as you pointed out. We have seen that, especially in the manufacturing segment. We have had good traction in multiple geographies in Europe. So we have a good traction in the Nordics. We also announced a strategic win in the Nordics, which was public a few weeks ago. We have good traction in Germany, as you referenced, a good traction in the UK. So we have had good traction so far.

Now the macro environment, we feel, as Nilanjan also pointed earlier, is definitely something that is affecting overall in Europe. So we are seeing within the segments we referenced, for example, Financial Services and the sub-segments there in telco, in some parts of retail, those being impacted in Europe as well, and we will see how that plays out into the future.

Moshe Katri

Okay. And my follow-up is about an article that came out this week in the local media in India, suggesting that there is an uptick in demand for lateral hires in the industry. And these hires will probably start happening in the month of October and on. Does that make sense to you versus what you are seeing out there in terms of demand and pipeline and the ramp up, that is kind of, as you said, it is going slower than expected?

Salil Parekh

So for that, my sense is, again, some of the comments you might have heard earlier from Nilanjan, our utilization has gone up. Our total headcount number is reduced, and we believe, we have some headroom for the utilization to go up further. So that would be the context in which we are operating.

Moshe Katri

Understood. Thanks for the color.

Moderator

Thank you. The next question is from the line of Mukul Garg from Motilal Oswal Financial Services. Please go ahead.

Mukul Garg

Yes. Hi, thanks. Salil, just wanted to kind of probe a bit further on the change in the guidance, and I'm just focusing on the lower end of your previous guidance. Where it does not look like the miss in Q1 from what you are kind of thinking about last quarter was that meaningful for the guidance at the lower end to come down so drastically.

So is it fair to assume that, the incremental slowdown which you have witnessed is more front ended, i.e. in Q2? Or was there an expectation of a meaningful pickup-in the business in the second half, which is now no longer there?

Salil Parekh

So on the guidance, again, some of the comments that Nilanjan shared earlier, we saw in Q1, the volume and discretionary projects slowing. And based on that, plus the delay in some of the large or mega deals are starting up in terms of revenue, we felt that has given us the view of the lower end of the guidance.

What we see really the function of the way, the volume in the discretionary project evolves. The macro environment, as we look out, is changing as we see things, which are from US to Europe, to Asia, keeping those factors in mind is how we build that lower end of the guidance.

Mukul Garg

Sure. And similarly, on similar track, is there something, we need to kind of see, visualize in terms of sanctity of large deal TCV, which we disclosed. The commentary on pipeline and large deal wins continues to remain very robust. But there is a fair bit of pain, which you are kind of talking about from a discretionary side, which would be coming out of the large deal number.

So can you share the impact on overall TCV? Or is that something, which you would kind of start reassessing simply because it is giving a misleading picture, when you look at only the large deals wins?

Salil Parekh

So there are some distinctions, what we are seeing in the large deals, mega deals, wins in the pipeline and what is more recent in the past quarters is more on cost or efficiency or consolidation. And so that work is continuing.

What we referenced on the slowdown is more on discretionary projects, which are projects or transformation projects, which are from before, which could have been paused or slowed down by the client, and specifically in the industries, where we referenced the impact. Those are the ones, we are seeing. So they are not, in a sense, correlated with the large deals that we are looking at today.

Mukul Garg

Sure. And if I may just ask one clarification. You know, is there any impact in terms of your growth guidance from any client-specific issue, specifically, as Nilanjan kind of highlighted in Europe, in terms of client in-sourcing or kind of slowing down business to you, in any vertical?

Salil Parekh

So there, what Nilanjan was referencing to is not that it is client specific, as you know, in one or two clients. It was more in terms of clients within that industry vertical and more now shifting, what we had in the US to the European market. So it is not that we have specific one or two clients, where we have seen this impact showing up from there.

Mukul Garg

Sure. I think that is helpful. Thanks for taking my questions. I will get back in the queue.

Moderator

Thank you. The next question is from the line of Surendra Goel from Citigroup. Please go ahead.

Surendra Goyal

Yeah. Good evening. So, I know that you do not share this data point, but could you give us a directional sense of how ACV, annualized contract value trends would have moved or would compare Y-o-Y, given the changing nature of the things towards the large and mega cost takeout deals?

Salil Parekh

Thanks for the questions, Surendra. We are not in a position to share that information.

Surendra Goyal

Okay. And on this recently announced mega deal in terms of renewal versus new?

Salil Parekh

The one that was announced after the quarter, before the results?

Surendra Goyal

Yes.

Salil Parekh

Okay. So again, we are not announcing the net new in a specific deal. What I mentioned earlier was the type of work, and that is what, we can say, in addition to what we filed with the stock exchange.

Surendra Goyal

Sure. Thanks, Salil.

Moderator

Thank you. The next question is from the line of Prashant Kothari from Pictet. Please go ahead.

Prashant Kothari

Yeah. A couple of questions. One is, when you are looking at the revenue growth guidance this year, it seems we will be growing maybe worse than the peer group that we track, even in terms of the deciding on management compensation, how do we think about that? What are the things that we need to do in order to regain the kind of competitiveness in the market, so we can continue to outgrow out there? Or do you think, it is all down to discretionary demand being weak and therefore, there is nothing much that we can do, and we just need to wait for the cycle to come back? That is the first question.

Salil Parekh

So there, we have a view with our portfolio. There is a portfolio of services that works well with our clients. We absolutely have the intensity in the client environment with a large and mega deal wins to be back into the growth mode that we have been in for the last several years.

We also have a high base for comps. Q1 of last year was a 21% growth year-on-year, in the previous year, whereas the environment of other peers were not there. So all of those factors coming into play, we are very much of the view that, we have what we need, and we are continuing to go into new areas, like, generative AI or continued investments in cloud to build out, what we want, what our clients are looking for, to continue with the growth situation.

Prashant Kothari

Okay. Thank you. So if it is kind of more about the external environment then, what would be a good kind of a leading indicator that you would use may be internally to figure out that, this weak discretionary demand phase is kind of coming to an end?

Salil Parekh

So internally, we have several elements, that we look at. These are not typically data we share externally. But in terms of the overall translation of that is what we translate into the guidance there.

Prashant Kothari

All right. Yeah, which is presenting a bit of a weak picture as of now. All right. Okay. Thank you very much.

Moderator

Thank you. The next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi, good evening. Thank you. I wanted to ask on the margin expansion program. So I understand that this is a two-year initiative. Can you give us a sense of materiality to just how are you thinking about the potential cost savings or an approximate margin expansion potential that you expect to achieve from these pillars?

Nilanjan Roy

Yes. So we cannot really quantify it. These are five critical tracks, pricing and a more holistic sort of value-based selling approach. That is a big one. We know from a pyramid perspective, we have a lot of scope as well. We understand the generative AI and our ongoing automation projects, which we have. That is a continuously and actually with generative AI, we think, we can up the productivity from baseline even more.

Some of our portfolios in our mix, how do we improve margins, – a dedicated head team looking at these accounts. And finally, the indirect cost side and how do we keep a cap on that, looking at more efficient buying, procurement, savings, etc.

So it is a quite a holistic approach, like I said, across 20 tracks. And these are being kicked-off. We cannot quantify the number at this stage. But like we said, our aspiration continues to be to improve our margin in the medium term.

Bryan Bergin

Okay. And then my follow-up, I understand you have got a lot of questions here on the fiscal '24 growth outlook. Just trying to clarify maybe here and maybe tie all these questions together. Is it right to say that at the low end of your '24 growth guidance, that you are assuming a worsening of volume reductions and a worsening of decision-making pace for the balance of the year? And then at the upper end, that the decision-making improves? Just trying to really get to the point of are you assuming more of the same in the improvement or further deterioration, within this range?

Salil Parekh

There, the way we have constructed this guidance, we see that, there is a change or a difference in the environment, in the decision-making. We have seen some of the impact in some of the industries that we shared earlier. And we will see how that volume, discretionary work translates itself over time. So we baked in some range of possibilities into that. We wanted to see how those possibilities play out.

Bryan Bergin

Thank you.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Yeah. Hi, good evening. Thanks for the opportunity. So Nilanjan, the employee headcount is down 3% over the last two quarters, but the absolute employee cost is up 2%. So what explains that dynamic?

Nilanjan Roy

Yeah. So like I said, this time, we have about 90 bps of impact, we do not see the entire thing in employee cost because even third-party costs have come down. But if you see about 90 basis points, actually more than 120 basis points and then 90 basis points is actually in employee costs, variable pay is a big one, which we have upped consciously, in this quarter, a little bit of promotion, then there are other balancing items.

Nitin Padmanabhan

Yeah. So, just a clarification there. So in the context of the deteriorating environment and attrition sort of falling, the assumption was that employee cost would be something relatively easier to manage. And obviously, because the performance, company-wide performance itself is lower, the variable also should be lower. So what is driving the dynamic on higher variable pay and the compensation?

Nilanjan Roy

So we look at this holistically. And we do not look at just one quarter and decide these decisions. We are looking at the overall environment and attrition, etc, and that is a decision we collectively take. It is just not on a quarter-to-quarter basis.

We have enough headroom in our utilization to grow volumes. And therefore, the attrition, which we see is not entirely replaced by lateral hiring. A part of that happens through lateral hiring, and we continue to re-skill and move up our fresher bench and rotate people through projects. So that benefit, we continue to get.

And like I said, the 70 bps benefit, which we are seeing is coming partly because of improved utilization.

Nitin Padmanabhan

Sure. And lastly, the $2.1 bn deal that we announced, in which vertical is that? If you could clarify that would be helpful?

Nilanjan Roy

No, we do not mention that on what vertical it is.

Nitin Padmanabhan

Okay, sir. Thank you so much all the very best.

Nilanjan Roy

Thank you.

Moderator

Thank you. The next question is from the line of Vibhor Singhal from Nuvama Equities. Please go ahead.

Vibhor Singhal

Yeah, hi. Good evening. Thanks for taking my question. So, Salil, two questions from my side. One on the harping on the guidance part again. I mean, for long, I think, the guidance that Infosys gives is kind of seen a benchmark for the industry and a lead across for the entire sector as well. And the sharp cut that we had at this time. So just wanted to understand, the putting on hold of discretionary spend and other issues that you mentioned that caused us to lower the guidance, do you see that as a very Infosys specific thing, or do you see it more of an industry across the board that maybe other companies are not seeing it right now, they might be following suit in the next few quarters. Or is it something in the nature of our portfolio because of which you probably feel that it was cyclical?

I mean, in the last three months, because the other companies that have reported, there might not have been such number difference in the guidances. But the kind of $600 mn shock that we have seen, we have not seen that kind of a change in commentary over the past three months by any other player per se. So would you like to basically give some colour on how readable is this environment, that has caused this deterioration to us and not to the other companies in the sector or the industry?

Salil Parekh

So there, my sense is, if you look at our Q1 number, we have 1% quarter-on-quarter growth, which from what I have seen across the industry is, maybe one of the strongest quarter-on-quarter growth. We have a clear view of what we see as we have been discussing on large and mega deals, giving us a strong growth orientation later in the year with some discretionary work, which is slowing in Q1.

So I do not have a sense for the other players. That is how we see it. And if I look at Q1, we have a good outcome in terms of a solid quarter and looking at the industry, maybe higher growth Q-on-Q than many others.

Vibhor Singhal

Got it. And in terms of conversations with the clients, just a follow-up on that, in terms of the conversations with the clients, I think you mentioned it before on the call as well. What is the overall general conversation like, when they put this discretionary part of the deals on hold? I mean, do they want to do it, given the weak macro at this point of time? Is there any rethinking on the part of whether they need this kind of spend at all? Are those original decisions being questioned itself to begin with? What exactly is the nature of the conversation with the clients, which are putting these spends on hold?

Salil Parekh

So here, what we have seen is, again, in the industries, we referenced before, whether it is financial services or telco or hi-tech, the clients or the industries are going through a difficult environment themselves in the macro. They are looking for help or support from their partners like us, where they put some projects, which they perceive to be not immediately relevant for them on a pause or slowing. Those are the discretionary works that slow down. And we will see as the environment changes, what happens there.

Vibhor Singhal

Got it. Great. Thanks for taking my question. And wish you all the best for the rest of the year.

Moderator

Thank you. Ladies and gentlemen, that would be our last question for today. I now hand the conference back to the management for their closing remarks. Thank you, and over to you.

Salil Parekh

Thanks. This is Salil. I just want to close out. Thank you, everyone, for joining us. In summary, for us, really, we have had a solid Q1, very good Q-on-Q growth, solid margins, excellent large deals and mega deal wins. This sets us up very nicely, with some of the delays and the volume slowing more for the later part of the year. We have also got incredible traction in generative AI with 80 projects and the Topaz work resonating with clients.

We now put in place a stronger program on margin expansion, which is in play. Putting all of that together, we see this is a year, where we will make that difference translating to mega deals and large deals, and as we come towards the later part of the year, showing the realization of all of those.

So thanks again, everyone, for joining in, and look forward to catching up at the next quarterly call.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys, that concludes this conference. Thank you all for joining us and you may now disconnect your lines.